SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2024

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Annual Report of OPC Energy Ltd. for the Year Ended December 31, 2023

On March 12, 2024, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange its annual report (in Hebrew) for the year ended December 31, 2023 (“OPC’s Annual Report”). English convenience translations of the (i) Report of the Board of Directors for the Year Ended December 31, 2023 and (ii) Consolidated Financial Statements as at December 31, 2023, each as published in OPC’s Annual Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements

This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s strategy, tariffs in Israel including the impact of seasonality of tariffs and expected impact on OPC, statements about gas supply including costs, and statements about margins, statements about the war that broke out in Israel on October 7, 2023 (the “War”), statements about the macroeconomic environment including currency exchange rates, CPI and inflation, statements about the impact of the War, statements relating to OPC’s and CPV’s development projects including expected start of construction and completion or operation dates, estimated cost and investment in projects, and characteristics (e.g., capacity and technology) and stage of development of such projects, including expected commercial operation date (“COD”), statements with respect to CPV’s development pipeline and backlog and projects including the description of projects in various stages of developments and statements relating to expectations about these projects, statements and plans with respect to the construction and operation of facilities for generation of energy on the consumers’ premises and arrangements for supply and sale of energy to consumers, statements with respect to industry and regulatory developments in Israel and the U.S., statements regarding regulatory clearances and approvals for projects, expected timing and impact of maintenance, renovation and construction work on OPC’s power plants, the expected interpretation and impact of regulations on OPC and its subsidiaries, OPC’s expansion plans and goals, OPC’s adoption of accounting standards and the expected impact on OPC’s results, statements about impairment testing, statements with respect to OPC’s virtual supply license and virtual supply activities and related regulatory developments, statements related to proposed grant of supplier license to OPC-Rotem, statements related to the expected impact of the Inflation Reduction Act (“IRA”) on CPV’s projects, and statements with respect to CPV’s hedging activities including the scope of CPV’s hedging for 2024 and the scope of CPV’s secured capacity revenues for 2024, statements with respect to OPC’s debt and liquidity, information regarding activities in the energy transition segment including forecasts of natural gas and electricity prices and other non-historical statements. These statements are based on OPC’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the War and its impact, risks relating to the impact of macroeconomic factors and the impact of tariffs and gas supply and costs on OPC, risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development projects, the risk that OPC (including CPV) may fail to develop or complete projects or any other planned transactions including dispositions or acquisitions, as planned (including as to the actual cost and characteristics of projects) or at all, risks relating to potential new regulations or existing regulations, including the IRA, risks relating to the requirement to obtain a supply license, risks relating to litigation and arbitration, the risk that the accounting standards may have a material effect on OPC’s results, risks relating to changes to the Electricity Authority tariffs including seasonality and the impact on OPC’s results, risks relating to electricity prices in the U.S. where CPV operates and the impact of hedging arrangements of CPV, the risk that actual natural gas and electricity prices differ materially from those included in forecasts and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1	OPC Energy Ltd. – Report of the Board of Directors for the Year Ended December 31, 2023, as published on March 12, 2024 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2	OPC Energy Ltd. – Consolidated Financial Statements as at December 31, 2023, as published on March 12, 2024 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: March 12, 2024	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer